SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934

(Amendment No. 26 )

Food Technology Service, Inc.
(formerly Vindicator, Inc.)
-------------------------------------------------------------------------------------------------
(Name of Issuer)

Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------------------------
(Title of Class of Securities)

927341107
--------------------------------------------------------------------------------------------------
(CUSIP Number)

David L. Nicholds, Esq.
MDS Nordion, a division of MDS (Canada) Inc.
(a successor of MDS Nordion Inc.) ("MDS Nordion")
447 March Road
Ottawa, Ontario, Canada K2K 1X8
--------------------------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2002
--------------------------------------------------------------------------------------------------
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 927341107	PAGE 1 OF 5 PAGES
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON. MDS Nordion ___________________________________________________________________________________
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*. (a) [ ] (b) [ ] ____________________________________________________________________________________
3	SEC USE ONLY ____________________________________________________________________________________
4	SOURCE OF FUNDS* WC & Affiliate ____________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ] ____________________________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION. Ontario, Canada ____________________________________________________________________________________
Number of Shares Beneficially Owned by each Reporting Person with	7	Sole Voting Power: ____________________________________________________________________________
	8	Shared Voting Power: 4,953,466 ____________________________________________________________________________
	9	Sole Dispositive Power: ____________________________________________________________________________
	10	Shared Dispositive Power: 4,953,466 ____________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,953,466 ____________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] ____________________________________________________________________________________
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.23% ____________________________________________________________________________________
14	TYPE OF REPORTING PERSON* CO ____________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 927341107	PAGE 2 OF 5 PAGES
1

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

Laboratoires MDS Quebec Ltée

______________________________________________________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*. (a) [ ] (b) [ ] ____________________________________________________________________________________
3	SEC USE ONLY ____________________________________________________________________________________
4	SOURCE OF FUNDS* Affiliate ____________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ] ____________________________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION. Quebec, Canada ____________________________________________________________________________________
Number of Shares Beneficially Owned by each Reporting Person with	7	Sole Voting Power: ____________________________________________________________________________
	8	Shared Voting Power: 4,953,466 ____________________________________________________________________________
	9	Sole Dispositive Power: ____________________________________________________________________________
	10	Shared Dispositive Power: 4,953,466 ____________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,953,466 ____________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] ____________________________________________________________________________________
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.23% ____________________________________________________________________________________
14	TYPE OF REPORTING PERSON* CO ____________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 927341107	PAGE 3 OF 5 PAGES
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON. MDS INC. ____________________________________________________________________________________
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*. (a) [ ] (b) [ ] ____________________________________________________________________________________
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC & Affiliate ____________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ] ____________________________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION. Ontario, Canada ____________________________________________________________________________________
Number of Shares Beneficially Owned by each Reporting Person with	7	Sole Voting Power: ____________________________________________________________________________
	8	Shared Voting Power: 4,953,466 ____________________________________________________________________________
	9	Sole Dispositive Power: ____________________________________________________________________________
	10	Shared Dispositive Power: 4,953,466 ____________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,953,466 ____________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] ____________________________________________________________________________________
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.23% ___________________________________________________________________________________
14	TYPE OF REPORTING PERSON* CO ____________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.

Security and Issuer

Shares of Common Stock, $0.01 par value

Food Technology Services, Inc.
502 Prairie Mine Road
Mulberry, Florida 33860 USA
________________________________________________________________________________________________

Item 2.	Identity and Background N/A ________________________________________________________________________________________
Item 3.	Source and Amount of Funds or Other Consideration. N/A ________________________________________________________________________________________
Item 4.

Purpose of Transaction

Item 4 is hereby amended.

As confirmed by letter agreement dated May 18, 2000 (previously filed) Food Technology Service, Inc.'s ("FTSI") convertible indebtedness to MDS Nordion ("Nordion") as at February 4, 2000 is in the amount of $963,194 (the "Debt"). The Debt is convertible into shares at the conversion rate of 70% of the closing price, on the last trade date, prior to the exercise of the conversion right. Additionally, such letter agreement provides that the right of conversion of interest on the Debt accruing from February 5, 2000 to January 1, 2001, into shares of FTSI, has been waived by Nordion. By letter Agreement dated November 20, 2000 and November 26, 2001, Nordion has extended its waiver of the right of conversion of interest accruing on outstanding FTSI indebtedness accruing from January 1, 2001 to January 1, 2003. The decrease in FTSI's share price has given rise to an increase in the number of shares, to which Nordion would be beneficially entitled if it exercised its right of conversion of the Debt. Since the 13D Amendment 25, filed with the SEC in October 2002, (which calculated the amount of beneficially owned shares based on the closing share price on October 21st , 2002 i.e., 70% of $1.56 or $1.092) the closing share price of FTSI on November 7, 2002 decreased to $1.14. Seventy percent (70%) thereof corresponds to a conversion price of $0.7980.

At the close of business on November 7, 2002, Nordion beneficially owned 4,953,466 shares of stock, which constitutes approximately 42.23% of the outstanding shares of FTSI. The number of shares beneficially owned as of November 7, 2002 has been computed by aggregating (i) the number of shares that Nordion actually owns; and (ii) the number of shares into which Nordion could elect to convert the remaining outstanding Debt on the basis of the closing price of November 7, 2002 (i.e., 70% of $1.14 or $0.7980). As a result of the foregoing, the number of shares beneficially owned by Nordion increased by 304,565 shares since October 21, 2002, the calculation date for 13D Amendment 25. Pursuant to publicly available information 10,496,837 shares of Food Technology Service, Inc. were issued and outstanding on November 7, 2002.
________________________________________________________________________________________

Item 5.	Interest in Securities of the Issuer See Item 4 ________________________________________________________________________________________
Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

By Letter Agreement dated November 26, 2001, MDS Nordion extended its waiver of the right of conversion of interest accruing on outstanding FTSI indebtedness, to January 1, 2003.
________________________________________________________________________________________

Item 7.	Materials to be filed as Exhibits N/A ________________________________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.

Dated: November 11 , 2002

MDS NORDION, a division of MDS (Canada) Inc. By: _____/s/ David L. Nicholds________________ Name: David Nicholds Title: Vice President, General Counsel & Corporate Secretary
MDS INC. By: ___/s/ Peter Brent_________________ Name: Peter E. Brent Title: Senior Vice President & General Counsel & Corporate Secretary
LABORATOIRES MDS QUEBEC LTEE. By: _/s/ Peter Brent________________________ Name: Peter E. Brent Title: Vice President & Corporate Secretary